FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .. . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . .. . . . No . . .X. . . .

Santander UK profits up over 30% delivering a fifth successive year of double digit growth

London, 4th February 2010

This statement provides a summary of the unaudited business and financial trends for the year ended 31 December 2009. Unless otherwise stated, reference to the bank and other general statements refer to the trading1 results and business flow analysis of the combined businesses of both Santander UK plc ("Santander UK") (including Bradford & Bingley2 ("B&B")) and Alliance & Leicester plc ("A&L") compared to the trading results of Santander UK (on a proforma basis which includes the pre-acquisition trading results of A&L) for the same period in 2008.

The results of Banco Santander, S.A. ("Banco Santander") for the year ended 31 December 2009 are also released today and can be found on www.santander.com. The results of Santander UK, on a Group basis, are included within Banco Santander’s financial statements.

Key Highlights

•      Trading profit before tax up over 30%, with performance in statutory profit before tax even stronger.

•      Strong revenue growth, up over 20%.

•      Cost-to-income ratio improved by more than 8% in the year, nearing 40%, making the bank  ‘best in class’ compared to UK peers.3

•      Loan to deposit funding ratio improved to 126%4 (Dec’08: 135%, Jun’08: 169%).

•      Strong support for the UK economy with mortgage gross lending of £26.4bn equivalent to an estimated gross market share of over 18%, while lending to SMEs5 is up c.16% on the same point last year.

•      1.1 million new bank accounts opened in 2009, exceeding our target of 1 million.

•      Net commercial6 deposit flows of £14.9bn with strong contributions from Retail, Corporate and Private Banking customers.

•      Investment sales up 24% compared to a wider market decline of c.13%, with balances up over 40% on the same period last year.

•      Integration plans for the year achieved with B&B fully integrated into the Santander UK product range.

•      Rebrand of Abbey and B&B branches completed on the 25th of January 2010.  The integration and rebranding of A&L to be completed by the fourth quarter of 2010.

•      The reduction of the A&L Treasury portfolio is on track, now 37% lower than December 2008, and unsecured lending balances 24% lower versus the previous year.

•      Santander UK voted “Best Bank in the UK” by Euromoney and The Banker in 2009.

António Horta-Osório, Chief Executive of Santander UK, said:  “Our full year results demonstrate clearly our business model and strategy are delivering superior results, allowing us to increase profits and revenues, balanced against controlled costs and prudent lending.

Investor Relations
 2 Triton Square, Regent’s Place, London NW1 3AN

Our ongoing focus on efficiency means we can continue to share the benefits of this cost advantage with our customers through competitive products, demonstrated by us having more “best buy” mentions than any other high street bank.  This has enabled Santander UK to write significant new business and continue to support the UK economy with increased lending to homeowners and businesses.”

Business Review

Overview

We have seen a good performance from all business areas in 2009, despite continued tough market conditions.

Our revenue and profit growth improved considerably. Our growth is balanced against prudent and sensible lending and we continue to manage our costs well.  Our cost-to-income ratio has improved further making Santander UK ‘best in class’ when compared to our peers.

Business Performance

Our UK business is thriving: we have market shares of around 10% across the core retail markets of mortgages, savings and bank accounts.  We continue to develop the range of services we provide as we move toward our ambition of being a full service commercial bank. Our ability to offer better value for money products has enabled us to record a significant uplift in new business.

In 2009 we opened 1.1 million new current accounts, demonstrating our commitment to growing our share of this market and developing a deeper banking relationship with our 25 million customers.

We continue to be a consistent mortgage lender in difficult times, with a gross lending market share of 18.6% (13.9% in 2008), and £7.6bn of net lending in 2009 (£6.1bn in 2008).

During 2009, the acquisition of A&L boosted our plans to grow in Corporate Banking especially through the addition of 20 regional corporate centres. This has enabled us to continue to support UK businesses with lending to SMEs up 16% compared to 2008.

We have seen a strong growth in net-deposits, with inflows of £14.9bn across Retail, Corporate and Private Banking customers, demonstrating that Santander UK is seen as a “safe haven” for UK savers.  In addition, we have increased investment sales by 24% compared to a wider market decline of c.13%. As a result, our loan-to-deposit ratio has improved and now stands at 126% (135% in 2008).

Global Banking & Markets has had a good year, with significant growth in equity products linked to retail investment sales, as well as an increase in Short Term Markets activity mainly during the first half of the year.

Integration and rebranding

We have completed the rebranding of Abbey and B&B’s savings business to Santander UK, and our customers now have access to around 1000 Santander branches. This will increase to 1300 by the end of 2010 following the rebranding of A&L.

The integration of A&L is on track and we expect to complete the transfer of A&L’s branches and customers onto Partenon, Santander’s IT system, in the fourth quarter of 2010.  We remain on target to deliver the £180m of cost savings, specified when we acquired A&L, by 2011.

Investor Relations
 2 Triton Square, Regent’s Place, London NW1 3AN

The transformation of our UK business

We have made tremendous progress in transforming our UK business and our 2009 results are a culmination of five years’ hard work.  Since November 2004, we have:

•      Introduced Santander’s proprietary IT system, Partenon, in the largest banking IT programme seen in the UK;

•      Improved the profitability and revenue generation of the bank, so that today we are the most profitable personal financial services provider in the UK;

•      Reduced the cost to income ratio from c.70% to approaching 40%, now well below the sector average of c.55% and best in class;

•      Used this competitive cost advantage to rejuvenate our product range to deliver more competitive value-for-money products than any of our peer group in 2009;

•      Maintained a measured and prudent approach to lending;

•      Completed the rebranding of Abbey and Bradford & Bingley branches, with A&L to be finished later in 2010;

•      Launched the Santander Zero Current Account.

While we have seen a significant uplift in new business in 2009, our strategy going forward will be to reward our existing 25 million customers with even better-value products, giving them a compelling reason to do more business with us.

Summary

2009 has been a successful year for Santander in the UK.
The re-branding to Santander in 2010 is a significant step toward achieving our vision of becoming the best commercial bank in the UK.
More recent data indicates that the UK economy is starting to emerge from recession and both the Bank of England and the Government are expecting that the UK economy will grow in 2010.  The pace of that growth may well be slow and economic prospects, both in the UK and globally, remain subject to considerable uncertainty.
Our business model will not change and we expect to reduce our cost–to-income ratio further.  We will continue to focus on risk and prudent lending while growing our business, and continue to prioritise improving our service and putting the customers at the heart of everything we do.
Over the next few years we want to increase the number of products each of our customers hold through increasingly competitive and market-leading products.  We will launch similar products and initiatives to the Zero current account to reward our 25 million existing customers and we are confident this approach will continue to set us apart from other UK banks.

Investor Relations
 2 Triton Square, Regent’s Place, London NW1 3AN

Financial results

Trading income

Trading income is up over 20%, with all business divisions reporting growth.

Net interest income was significantly ahead compared to last year reflecting:
•      robust balance sheet growth in Retail Banking, including 17% growth in bank account liability, and strong margin management;
•      the benefits of acquiring the B&B deposits, proactive hedging strategies to mitigate historically low interest rates and a balanced mix of products, partly offset by the impact of strong competition;
•      mortgage margins improving in terms of both new business and retention on standard variable rate, and other longer term offers;
•      strong growth in Corporate Banking on both sides of the balance sheet, with deposit balances doubling in size;
•      Private Banking customer deposits continuing to grow in both the Cater Allen and Abbey International businesses.

Non-interest income was down on last year reflecting a reduction in the volume of mortgage redemptions, lower Retail fees from current accounts, and lower unsecured lending volumes. This was partly offset by strong results in Global Banking & Markets, driven by sustained growth of the customer franchise.

Trading expenses

Trading expenses were in line with the prior year. Increases in the cost base as a result of the acquisition of B&B have been offset by savings achieved on the removal of duplicated back office and support functions across the business. Excluding B&B, costs were down by c. 3% and A&L costs decreased by 17%.

Trading provisions

The provisions charge in the final quarter reduced for the second consecutive quarter, primarily driven by improvements in the mortgage charge.

Comparing the second half of 2009 with the first, most of the favourable performance was driven by mortgages, albeit the other retail products also posted stable or improved performances, in part helped by a reduction in fraud.

A conservative level of secured coverage has been maintained across the portfolio which, taken together with the high quality residential portfolio, maintains Santander UK in a strong position. Further support is provided through ongoing positive performance on collection activities. These factors together with low interest rates and a resilient housing market are contributing to better than expected performance.  The level of properties in possession is not only significantly below the industry benchmark (based on latest market data), but also down compared to last year (FY’09: 820, FY’08: 969).  Early arrears have also remained broadly stable during the second half of the year.

Investor Relations
 2 Triton Square, Regent’s Place, London NW1 3AN

As a result, and as shown in the table below, key ratios have proven to be broadly stable in Q4 relative to the trends seen in the previous quarters.

	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4
	2008*	2009	2009	2009	2009

Santander UK

Total NPL (by value) as a % of asset	1.04%	1.25%	1.54%	1.65%	1.71%

Mortgages only:
NPL (by volume) 3 month plus % of asset	0.93%	1.13%	1.34%	1.34%	1.37%
PIP % of asset	0.06%	0.07%	0.06%	0.06%	0.05%
Secured coverage	24%	22%	22%	22%	21%
New business LTV	60%	59%	59%	61%	64%
Stock LTV indexed	51%	52%	53%	53%	52%

CML (mortgages only)
NPL (by volume) 3 month plus % of asset	1.88%	2.39%	2.43%	2.40%	n/a**
PIP % of asset	0.21%	0.23%	0.19%	0.16%	n/a**

*Includes A&L
** CML December  2009 data not available at time of reporting

Highlights include:

•      the value of NPL’s remaining broadly flat despite a slight increase in mortgage NPL volumes.  Pro-active forbearance policy has reduced the stock of properties in possession;

•      favourable comparison to industry benchmarks, with the NPLs and the stock of properties in possession slightly higher than a half, and one-third, respectively of the industry.  This clearly demonstrates the quality of the mortgage portfolio, which is a direct result of non-participation in riskier segments and actively managing the new business profile.

In addition to the better quality of the mortgage portfolio, we have maintained a strong coverage ratio, which remains higher than the average of UK peers (estimated). Hence, the combination of portfolio quality and the higher coverage continues to provide an excellent base to manage the uncertain times ahead.

Investor Relations
 2 Triton Square, Regent’s Place, London NW1 3AN

Business flows
Main highlights for 2009 (compared to 2008 unless otherwise stated) include:

• strong commercial deposit growth of c.12% improving the bank’s commercial loan to deposit funding ratio to 126%, with commercial loans of £189.9bn up 4%;

• in total, net commercial lending (Retail & Corporate) of £6.6bn (H2’09: £5.6bn) driven by a robust performance in mortgage net lending. The bank’s funding position improved, with net commercial deposit inflows of £14.9bn (H2’09: £10.0bn). This was underpinned by the bank being able to capitalise on market conditions with customers seeking broader banking relationships;

	Half 1	Half 2	Half 1	Half 2	Full Year	Full Year	Full Year
	2008	2008	2009	2009	2008	2009	09 / '08
Gross mortgage lending (£bn)	22.0	13.3	10.8	15.6	35.2	26.4	(25.0%)
Capital repayments (£bn)	15.8	13.2	8.8	10.0	29.1	18.9	(35.1%)
Net mortgage lending (£bn)	6.1	0.0	2.0	5.6	6.1	7.6	23.1%
Stock (£bn)	159.2	159.2	161.2	166.8	159.2	166.8	4.7%
Market share – gross lending	15.1%	12.3%	16.5%	20.4%	13.9%	18.6%	4.7%
Market share – capital repayments	13.9%	13.8%	14.0%	14.7%	13.8%	14.4%	0.5%
Total gross UPL lending (£bn)	1.4	1.0	0.9	0.7	2.4	1.5	(36.0%)
SME Lending - Stock (£bn)	5.2	5.8	6.2	6.7	5.8	6.7	16.3%
Total commercial6 asset stock (£bn)	183.0	183.3	184.3	189.9	183.3	189.9	3.6%
Commercial6 net deposit flows (£bn)	4.7	9.2	4.9	10.0	13.9	14.9	7.5%
Investment sales – API (£bn)	1.3	1.4	1.8	1.7	2.8	3.5	24.3%
Total commercial6 liability stock (£bn)	99.9	129.0	133.8	143.9	129.0	143.9	11.5%
Market Share - Bank Account Stock	8.3%	8.4%	8.6%	8.9%	8.4%	8.9%	0.5%
Bank account openings (000's)	416	454	522	572	870	1,094	25.7%
Credit card sales (000's)	268	207	183	204	475	387	(18.5%)

•      gross mortgage lending of £26.4 billion, with an estimated market share in the year of 18.6% (20.4% in the second half of the year). The market share in 2009 increased by 4.7% year-on-year and was well ahead of stock share, with continued focus on the quality of new lending based on affordability and lower LTV segments. The average LTV on new business completions in FY’09 was slightly higher at 64% (FY‘08: 60%), reflecting the tightening of other affordability measures and an improved house price environment;

•      capital repayments of £18.9 billion, with an estimated market share of 14.4%, were considerably less than the level of repayments seen in FY’08. This performance was achieved against a market backdrop of heightened competition in low LTV segments, demonstrating effective pricing and retention strategies successfully executed in key segments;

•      net mortgage lending of £7.6 billion equates to more than half the total estimated market size as the bank continued to be a consistent lender in difficult times;

•      total new UPL lending decreased by 36%, following the same trend as last year with a  continued to focus on lending to existing customers;

•      SME lending up 16%.  The bank also demonstrated its commitment to the UK SME market by participating in the EFG scheme, and the recently announced Growth Fund; in addition putting in place £100m of EIB funding for SME customers;

Investor Relations
 2 Triton Square, Regent’s Place, London NW1 3AN

•      deposit flows of £14.9 billion underpinned by a strong performance from Retail, Corporate and Private Banking businesses;

•      Retail and Private Banking deposit new business and retention performance in increasingly difficult market conditions, benefiting from the alignment of product marketing and pricing strategies across the brands. This included the introduction of Abbey propositions and promotional activity in B&B branches including fixed rate bond and ISA propositions;

•      Corporate inflows ahead of last year, in part underpinned by a market change with investors looking for banks with stronger credit ratings. As a result the business benefited from strong levels of re-investment by customers with maturing capital protected investments and savings Bonds;

•      a strong performance across the 3 retail brands in terms of investments & pensions new business.  Investment sales of £3.5 billion were up 24% compared to a wider market decline of c.13%, driven by increased bancassurance advisor coverage across the branch network improving the acquisition and management of investment net flows and stock;

•      current account openings up 26%, to c.1.1 million accounts in the year. In addition, since launch in August, we have seen a continual increase in new bank account openings generated through the B&B branch network;

•      credit card sales lower than FY’08, albeit with a stronger performance in the second half of 2009 relative to the first.

1 Trading profit before tax is management’s preferred profit measure when assessing the performance of the business and is the internal measure of segment profit required to be disclosed under IFRS 8.  It is calculated by adjusting statutory profit before tax for reorganisation expenses and other costs, hedging and certain other mark-to-market variances, and capital and other charges, as detailed in Note 1 a) to the Financial Statements in the 2008 Annual Report.

2 Given the structure of the B&B acquisition, the 2008 comparative results do not include B&B

3 For our internal review we compare to the PFS segments of RBS, LBG and Barclays

4 Includes Equity of £6.6bn

5 Excludes rundown balances and the sale of Porterbrook

6 Includes Retail and Corporate

Investor Relations
 2 Triton Square, Regent’s Place, London NW1 3AN

Santander UK plc & Banco Santander, S.A.

Santander UK plc (“Santander UK”) is a wholly owned subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N).  Founded in 1857, Santander has more than 90 million customers and over 14,000 branches.  It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Santander UK and Alliance & Leicester plc) and in Portugal.  Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and more than ten other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange.  Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Santander UK and Santander both caution that this press release may contain forward-looking statements.  Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission.  Such forward-looking statements are found in various places throughout this press release.  Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Santander caution that these statements are not guarantees of future performance.  We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  Factors that may affect the Santander UK’s operations are described under ‘Risk Factors’ in Santander UK’s Annual Report and Accounts on Form 20-F for 2008.  A more detailed cautionary statement is also given on page 4 of Santander UK’s Annual Report and Accounts on Form 20-F for 2008. When relying on forward-looking statements to make decisions with respect to Santander UK or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts
Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Corporate Communications)	020 7756 5536
Jonathan Burgess	(Investor Relations)	020 7756 4182
Kasar Singh	(Investor Relations)	020 7756 4785

For more information contact:                                         ir@santander.co.uk

Investor Relations
 2 Triton Square, Regent’s Place, London NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 4 February 2010	By / s / Jessica Petrie (Authorised Signatory)